Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: These new Customer Experience Centers will be an awesome benefit of @Sprint’s pending merger with @TMobile for both customers and employees. [Key Info: https://sprint.co/2MZGkdK ] https://sprint.co/2FZROfC

Kingsburg Area in California’s Central Valley Selected as Location for New T-Mobile Customer Experience Center

New Center Will Create 1,000 Jobs in Fresno County – Making T-Mobile One of the Largest and Highest-Paying Employers in the County

April 03, 2019

Bellevue, Washington and Overland Park, Kansas – April 3, 2019 –T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that they have chosen the Kingsburg area in Fresno County, Calif. as the location for their previously announced Central Valley Customer Experience Center (CEC), subject to the close of their merger to become the New T-Mobile. With the creation of more than 1,000 new jobs, the New T-Mobile will be one of the largest employers in the area. Employees at the CEC will earn wages on average over 50% higher than the average wages in Fresno County, which will also make the New T-Mobile one of the highest-paying employers in the area.

The Kingsburg area CEC will support the expanded deployment of T-Mobile’s innovative Team of Experts (TEX) service model, which provides customers direct personal access to a dedicated team of specialists when they call or message for assistance. The specialists work with local retail and engineering teams to address a wide variety of topics and tackle complex challenges for customers primarily based in California.

“The Kingsburg area in Fresno County is already home to a tremendous amount of innovation, diverse talent and great energy, which makes it a perfect fit for the New T-Mobile!” said T-Mobile and New T-Mobile President Mike Sievert. “Our new CECs will allow the New T-Mobile to expand the personalized service we give our amazing customers every single day as we continue to grow. We can’t wait to be a partner in the revitalized Central Valley. We’re really excited to join the greater Kingsburg community, add an amazing group of 1,000 employees to our Magenta family and get to work taking care of our customers!”

Kingsburg area CEC employees will benefit from the values that have made T-Mobile a company that is consistently recognized as a great employer year after year. The Un-carrier has earned nearly 60 national and local workplace awards in the last year alone, including Best Places to Work honors for parents, diversity, women, Hispanics, LGBTQ and more. T-Mobile’s care centers were recognized on best place to work lists 22 times in 2018 alone! In addition to great pay, the New T-Mobile will continue to offer employees the great benefits that T-Mobile offers today including stock grants, career development opportunities, college tuition assistance, a childcare subsidy benefit, paid parental leave and adoption/surrogacy benefits.

The New T-Mobile’s investment in Customer Experience Centers — including previously-announced new locations in the Greater Rochester area of New York and Overland Park, Kansas and expansion of other existing centers — will create up to 5,600 additional American jobs by 2021. The combined company will have 7,500 more customer care professionals in 2024 than the two stand-alone companies would have employed. The CECs are just one way the New T-Mobile will invest billions of dollars in job creation and infrastructure in the U.S. From the first day they combine, Sprint and T-Mobile together will employ more people in the U.S. than both companies would separately. Other investments will include building out a state-of-the-art, nationwide 5G network, delivering more competition and new choice to customers like in-home broadband, and opening new stores to an expanding customer base.

“It is exciting to see the growing trend of employers taking advantage of the workforce opportunities in the Central Valley. As Fresno County’s strong job growth indicates, this region is primed for investment. We are looking forward to more companies starting and expanding their businesses with a high-quality workforce who can work closer to home and avoid extended daily commutes,” said Lenny Mendonca, Chief Economic and Business Advisor to California Governor Gavin Newsom.

“The New T-Mobile merger creates an incredible opportunity for the Central Valley and for the Kingsburg area from the addition of 1,000 good paying jobs at the Customer Experience Center, and from new cellular and Internet coverage for our rural communities. Bringing Internet services to communities that have not had services, particularly low income, senior and disabled residents, impacts the quality of our schools, the growth of small businesses, and the health of our communities. The New T-Mobile provides an opportunity for the Central Valley to see technology driven economic growth by bridging this digital divide,” said California State Senator Anna Caballero, 12th District.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions. Additional information regarding T-Mobile’s merger with Sprint can be found at: www.NewTMobile.com.

The following content was made available on Sprint Newsroom:

Winning the Global Race to 5G

by Dr. John Saw

Chief Technology Officer

April 04, 2019

There’s a lot of attention on the global race to 5G, and for good reason. If we can lead the world in deploying a nationwide 5G network, it is expected to generate $500 billion in economic growth and up to 3 million new jobs in the U.S. alone.1 The country that leads in 5G will be a global hub for innovation and investment, benefitting from a massive wave of growth in new technologies and services across all industries.

While we laud the notable progress the FCC has made with infrastructure reform and spectrum auctions, the United States cannot be complacent. We are proud that the 5G potential of our proposed merger with T-Mobile has already spurred progress in the U.S., but China remains the clear leader in the race to 5G with a number of critical advantages. Multiple independent reports show that without aggressive action, the U.S. will not overcome China’s progress.2

The proposed merger between T-Mobile and Sprint is vital to accelerating the deployment of a true nationwide mobile 5G network and allowing the U.S. to take a leadership position in 5G. The proposed merger can create a wireless company with the spectrum assets, scale, and financial wherewithal to propel the U.S. into a leading position worldwide. In turn, this new company will spur AT&T and Verizon to invest more in 5G, creating a highly robust and competitive 5G market.

Consider the following:

U.S. Lacks Abundant Fresh Spectrum for 5G: No U.S. carrier today has sufficient access to all three layers of spectrum (low, mid and high-band) needed for a true, nationwide mobile 5G network. But in China, the government can award spectrum to carriers as needed across all bands, and has proactively done so.

Mid-band spectrum in particular plays an essential role in providing capacity over a robust 5G footprint, and China’s operators have large amounts of unencumbered 2.6 GHz, 3.5 GHz and 4.5 GHz spectrum for 5G.

Combining the complementary low, mid and high-band spectrum assets of Sprint and T-Mobile will give the U.S. a carrier equipped with the three layers of spectrum needed to rapidly deploy a broad and deep nationwide mobile 5G network.

U.S. Lacks Infrastructure & Site Density: Today China Tower, the nationalized tower company which owns 96% of cell sites in China, has approximately 1.9 million sites. On the other hand, all of the wireless network operators and tower companies in the U.S. have only about 200,000 cell sites combined.3 China has been densifying its network at an unprecedented rate, with 350,000 new cell sites on air in the past three years, compared to less than 30,000 built in the U.S.

As New Street Research has pointed out, operators with dense 4G networks such as those in China, have a significant capacity advantage and low-cost path to 5G by simply adding 5G access points to their existing grid.

In contrast, all four U.S. wireless operators face higher costs for densification and more onerous bureaucratic hurdles despite recent regulatory progress and reforms made by the FCC.2

By combining network resources, Sprint and T-Mobile have a rare opportunity to rapidly launch a denser 5G network comprised of existing small cells and macro sites spanning the U.S.

The U.S. is Behind in 5G Capital Investment: It’s estimated that China has outspent the U.S. by $8-10 billion per year on its wireless networks since 2015.4 And in the next five years, China is projected to outspend U.S. operators by 50%.5 Meanwhile, a recent report from HBSC on the state of 5G deployment predicts no major increases in capital expenditures from U.S. mobile broadband operators in the next few years.6

With the merger of Sprint and T-Mobile, the new company plans to invest nearly $40 billion to combine complementary spectrum, cell sites and assets to deliver a nationwide 5G network sooner than otherwise possible. In turn, this investment will spur AT&T and Verizon to invest more in 5G and create a more robust, competitive 5G market.

New T-Mobile Will Maintain U.S. Leadership in 5G

U.S. carriers are good at marketing and eager to tout their 5G progress. Verizon and AT&T have even launched commercial 5G services, but take a closer look and you’ll see these deployments are extremely limited in geographic scope. As largely fixed point-to-point transmissions, these networks do not offer true mobility, nor do they have the capability to do so near-term. Verizon, relying solely on millimeter wave spectrum, is essentially creating hot spots in big cities, and it halted its 5G Home deployment which uses a proprietary standard. Meanwhile, AT&T is rolling out fake 5G by renaming its LTE Advanced network 5G E.

At Sprint, we’re proud of our upcoming launch of mobile 5G in the metro areas of nine cities this year, but we’ve made it clear that a merger with T-Mobile is the only path to quickly build a broad and deep nationwide 5G network.

The stakes are high and the race to 5G will determine where the next Google, Apple, Amazon and Uber of the world is created – here in the U.S. or abroad. Now is the time to face facts. U.S. wireless carriers simply do not have the spectrum resources, cell site density, or capital investment to lead the world in 5G. The merger of T-Mobile and Sprint will allow the U.S. to rapidly lead with a world-class nationwide 5G network that has the breadth and depth needed to fuel innovation and competition on a global stage.

[1]

Accenture January 2017 report “Smart Cities: How 5G Can Help Municipalities Become Vibrant Smart Cities” https://newsroom.accenture.com/content/1101/files/Accenture_5G-Municipalities-Become-Smart-Cities.pdf

[2]	New Street Research “5G Ahead of Original Expectations” March 2018; HSBC “Globe-trotting: 5G signals” March 2019

[3]

Includes largest US tower providers, which provide an estimated 65–75 percent of the total sites in the United States, according to the CTIA, which estimates 154,000 towers in the United States. “The Wireless Industry: Industry Data,” CTIA, 2018, https://www.ctia.org/the-wireless-industry/infographics-library.

[4]	Company financials; Deloitte analysis. https://www2.deloitte.com/content/dam/Deloitte/us/Documents/technology-media-telecommunications/us-tmt-5g-deployment-imperative.pdf

[5]	MoffetNathanson, EY analysis.

[6]	HSBC Global Research, Global TMT Globe-trotting: 5G Signals, at 9 (Mar. 25, 2019).

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: The proposed @TMobile @Sprint merger is vital to accelerating the deployment of a nationwide mobile #5G network, enabling the U.S. to take a leadership position in 5G. [Investor info: https://newtmobile.com/disclaimer/ ] https://sprint.co/2Ueud3n

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Not only is @Sprint’s pending merger with @TMobile good for consumers and employees, but it’s the best way for the U.S. to compete with China in the race to #5G. [Investor info: https://newtmobile.com/disclaimer/ ] https://sprint.co/2Uc3DIa

The following content was made available on the New T-Mobile website:

Home

Consumers Get More For Less

Disrupting In-Home Broadband

Our Plan To Create Jobs

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 79.7 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.5 million connections as of Dec. 31, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching the first 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.